Item 77.I. Terms of New or Amended Securities - AIP
Series Trust
AIP Dynamic Alternative Strategies Fund, AIP Dynamic
Alternative Capture Fund
The Funds made changes on how to purchase Fund shares, minimum investment amounts and sales charges applicable to purchases of Class A. These changes are described in supplements to their prospectuses filed with the Securities and Exchange Commission on February 17,
2015 (accession number 0001104659-15-011345).
The Funds made changes to their revenue sharing procedures and they are described in supplements to their Statement of Additional Information filed with the Securities and Exchange Commission on January 8, 2015 (accession number 0001104659-15-001248).
AIP Dynamic Alternative Strategies Fund
The Board of Trustees of AIP Series Trust (the "Trust") has approved (i) the offering of a commission, which will be paid by Morgan Stanley Distribution, Inc., as distributor of the Trust, to certain financial intermediaries as compensation on sales of Class A shares of the AIP
Dynamic Alternative Strategies Fund (the "Fund") of $1 million or more; and (ii) the imposition of a contingent deferred sales charge on Class A shares of the Fund in relation thereto. These changes are described in a supplement to the Fund's prospectus filed with the Securities and Exchange Commission on July 25, 2014 (accession number 0001104659-14-053707).